Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 2 DATED DECEMBER 7, 2017

TO THE PROSPECTUS DATED APRIL 26, 2017

This sticker supplement no. 2 is part of, and should be read in conjunction with, our prospectus dated April 26, 2017 and sticker supplement no. 1 dated November 28, 2017. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus. The purpose of this sticker supplement is to disclose:

•	a probable property acquisition; and

•	updates to our management.

Probable Property Acquisition

On October 2, 2017, we, through our operating partnership, entered into an asset purchase agreement to acquire ground lease interests in the land and a fee simple interest in the improvements which constitute a medical office building located in Overland Park, Kansas (“Overland”) from MidAmerica Surgery Institute Properties II, LLC (the “Seller”) for an aggregate purchase price of approximately $14.0 million, excluding closing costs. In connection with the acquisition of Overland, we will also acquire the interests of the Seller in (i) existing tenant leases and subleases, as applicable, relating to Overland, (ii) certain related agreements, (iii) certain intellectual property related to Overland, (iv) certain licenses and permits, and (v) fixed assets and other furnishings located on or at Overland. We are not affiliated with the Seller of Overland.

Pursuant to the asset purchase agreement, we have escrowed a total deposit of $500,000, which became non-refundable as of December 1, 2017. Such deposit will be applied toward the purchase price at closing. Subject to the satisfaction of closing conditions, the acquisition of Overland is expected to close during December 2017, however, there can be no assurance that we will complete the acquisition.

The Overland medical office building comprises approximately 38,496 square feet and was built in 2007. The Overland medical office building is leased under long-term lease agreements primarily to healthcare service providers. As of December 5, 2017, Overland is 100 percent leased to a total of five tenants.

The following table lists the leasing information for each of the tenants leasing 10% or more of Overland:

Property/Tenant	Percentage of Property Leased	Length of Lease	Base Rent Per Year	Expiration Year	Renewal Option	Percentage Rent Increase Per Year
Overland
Mid-America Surgery Institute, LLC	50.6%	10 Years	$22.50	2027	N/A	2.0%
MidAmerica Physician Services, LLC	33.4%	20 Years	$31.50	2027	N/A	1.9%

The following table shows the average occupancy rate for Overland expressed as a percentage of rentable square feet, and the average effective annual rent per leased square foot during the past five years ended December 31:

Property/Tenant	Year	Average Occupancy	Average Effective Annual Rent per Leased Sq. Ft.
Overland
	2016	91.30%	$25.14
	2015	90.51%	$24.26
	2014	90.51%	$23.58
	2013	90.51%	$22.90
	2012	90.51%	$22.24

The following table aggregates all of the scheduled lease expirations for Overland for each of the years ending December 31, 2017 through December 31, 2027, and the approximate annualized base rent and percentage of annualized rent represented by the leases at their expiration dates:

Year of Expiration	Number of Tenants	Approximate Square Feet	Percentage of Total Leased Area	Base Annual Rental Income of Expiring Leases	Percentage of Annual Rents
2017	0	0	0%	$0	0%
2018	0	0	0%	$0	0%
2019	0	0	0%	$0	0%
2020	1	3,080	8.0%	$93,940	8.7%
2021	0	0	0%	$0	0%
2022	0	0	0%	$0	0%
2023	0	0	0%	$0	0%
2024	1	1,822	4.7%	$61,037	5.2%
2025	0	0	0%	$0	0%
2026	0	0	0%	$0	0%
2027	3	33,594	87.3%	$1,042,266	84.3%
Total	5	38,496	100%	$1,197,243

Upon the closing of the acquisition, Overland will be managed and operated by Holladay Properties Services Midwest, Inc. (“Holladay Properties Services”), an independent third-party property manager, pursuant to a one-year property management and leasing agreement, which will automatically renew for successive one-year terms, and which may be terminated without penalty under certain circumstances. Pursuant to the property management and leasing agreement, Holladay Property Services will receive a management fee equal to (i) 3% of all rent collected with respect to Overland; plus (ii) a 4% leasing commission on all new leases; (iii) a 2% leasing commission on all existing lease renewals; and (iv) 5% of the amount of any construction contracts equal to or less than $250,000 and 3% of the amount of any construction contracts over $250,000 for which Holladay Property Services provides construction management services.

We intend to fund the purchase price of Overland with proceeds of this offering and proceeds from a third-party financing.

There are a number of comparable facilities in the primary market area for Overland with which we may compete. We have no plans for material renovations or improvements to Overland and believe the property is suitable for its intended purpose. We also believe that Overland is adequately covered by insurance.

The aggregate real estate taxes for Overland were approximately $208,453 for the year ended December 31, 2016. The estimated depreciable basis for federal tax purposes of Overland is approximately $14.0 million. We calculate depreciation expense for federal income tax purposes using the straight-line method, and anticipate depreciating the buildings and land improvements for federal income tax purposes based on estimated useful lives of 40 years and 20 years, respectively.

Management

The following disclosure updates the section entitled “Management – Directors and Executive Officers” and all related disclosure throughout the prospectus.

On December 6, 2017, Thomas K. Sittema, who has served as our chairman of the board of directors since November 2015 and as a director since our inception, notified our board of his intention to resign from his position as chairman of the board and as a director effective December 31, 2017. Mr. Sittema also announced his intention to resign from his position as chief executive officer of our advisor.

Upon receipt of Mr. Sittema’s notice, on December 7, 2017, the remaining members of our board, by unanimous written consent, elected Mr. Stephen H. Mauldin to serve as chairman of the board effective January 1, 2018. Mr. Mauldin previously served as a director and vice chairman of the board until being appointed as chairman. Mr. Mauldin will continue to serve as our chief executive officer and president. No additional directors have been elected by the board at this time.